Exhibit 14 (e)

Principal differences between French GAAP and US GAAP

Accounting principles generally accepted in France (French GAAP) differ in certain material respects from US GAAP. With respect to the Atos Origin financial statements, the principal differences between French GAAP and US GAAP are as follows:

1.	Under French GAAP, certain business combinations, which would be recorded using the purchase method of accounting under US GAAP, were recorded similar to a pooling. The effect of this difference is that goodwill and other intangibles that would be recorded as assets under US GAAP are not recognized, with a corresponding reduction in the amount reflected in Shareholders’ Equity. Prior to 2002, this difference also resulted in lower amounts recorded as goodwill amortization expense under French GAAP compared to that which would be recorded under US GAAP.

2.	Beginning in 2002, US GAAP does not permit goodwill to be amortized. Rather, it is tested for impairment at least annually. French GAAP requires goodwill to be amortized.

3.	French GAAP and US GAAP differ in some respects as to the timing of recognition of provisions for restructuring and other liabilities. Generally, these types of provisions may be recorded earlier under French GAAP than would be the case under US GAAP.

4.	French GAAP and US GAAP differ in some respects as to the treatment of certain costs incurred in connection with business combinations. Under French GAAP, certain costs that would have to be recorded as expenses when incurred under US GAAP, may be accrued at the acquisition date and treated as part of the cost of an acquisition.

5.	While deferred taxes are accounted for using an asset and liability approach under both French and US GAAP, there are differences in the criteria for the recognition of deferred tax assets and liabilities and the determination of the need for a valuation allowance.